

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2022

Benjamin Vedrenne-Cloquet
Chief Executive Officer
EdtechX Holdings Acquisition Corp. II
c/o IBIS Capital Limited
22 Soho Square
London, W1D 4NS
United Kingdom

   **Re: EdtechX Holdings Acquisition Corp. II
    Preliminary Proxy Statement on Schedule 14A
    Filed November 1, 2022
    File No. 001-39792**

Dear Benjamin Vedrenne-Cloquet:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Real Estate & Construction

cc: Jeffrey M. Gallant, Esq.